Exhibit to Accompany Item 77J
Form N-SAR

OCM Gold Fund
(the "Fund")

In accordance with the provisions of Statement of Position 93-2, "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at November
30, 2010, reclassifications were recorded to decrease paid-in capital by $1,290,207, increase undistributed net investment income (loss) by $1,337,583 and decrease undistributed net realized gain (loss) on investments by $47,376 for the OCM Gold Fund.

These reclassifications have no impact on the net asset value of the Fundsand are designed to present the Fund's capital accounts on a tax basis.